FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

March 18, 2005

Item 3.	PRESS RELEASE

March 18, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it entered into an agreement with a syndicate of underwriters in  connection with its previously announced public offering of 8,500,000 common shares. The common  shares will be sold at US$6.00 per share and all common shares will be offered by the company. The  total gross proceeds to the company will be US$51 million. In addition, the company has granted the  underwriters an option to purchase up to an additional 1,275,000 common shares at the offering price  during the period ending 30 days from the closing of the offering to cover over-allotments, if any. If  the over-allotment is exercised in full, total gross proceeds of the offering will be approximately  US$58.6 million. The offering is expected to close on or about March 23, 2005 and is subject to  customary conditions.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it entered into an agreement with a syndicate of underwriters in connection with its previously announced public offering of 8,500,000 common shares. The common shares will be sold at US$6.00 per share and all common shares will be offered by the company. The total gross proceeds to the company will be US$51 million. In addition, the company has granted the underwriters an option to purchase up to an additional 1,275,000 common shares at the offering price during the period ending 30 days from the closing of the offering to cover over-allotments, if any. If the over-allotment is exercised in full, total gross proceeds of the offering will be approximately US$58.6 million. The offering is expected to close on or about March 23, 2005 and is subject to customary conditions.

UBS Investment Bank and CIBC World Markets are acting as joint book running managers in this offering. The syndicate of underwriters also includes GMP Securities Ltd., Leerink Swann & Company, First Associates Investments Inc. and Orion Securities Inc. Copies of the supplemented final prospectus may be obtained from UBS Investment Bank, Prospectus Department, 299 Park Avenue, New York, NY 10171 or 161 Bay Street, Suite 4100, Toronto, Ontario, M5J 2S1 and from CIBC World Markets by email at useprospectus@us.cibc.com, by fax at 212-667-6303 or 161 Bay Street, 6th Floor, Toronto, Ontario, M5J 2S8.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Christina Yip
Title:	Vice President, Finance and Administration
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 18th day of March, 2005.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.